WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN




                       FINANCIAL STATEMENTS AND SCHEDULES


                        DECEMBER 31, 1996, 1995 AND 1994

                   (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K




     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED).


FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                                       OR

     [ ]  TRANSITION   REPORT  PURSUANT  TO  SECTION  15(d)  OF  THE  SECURITIES
          EXCHANGE ACT OF 1934 (NO FEE REQUIRED).


COMMISSION FILE NUMBER 0-15213


     A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                      WEBSTER BANK EMPLOYEE INVESTMENT PLAN


     B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:


                          WEBSTER FINANCIAL CORPORATION
                                  WEBSTER PLAZA
                               WATERBURY, CT 06720
                            TELEPHONE (203) 753-2921

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN


                                    FORM 11-K
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996



                                      INDEX




Independent Auditors' Report .................................... 1

Statements of Net Assets Available for Benefits.................. 2

Statements of Changes in Net Assets Available for Benefits....... 3

Notes to Financial Statements ................................... 4-10

Schedule 1 - Item 27a - Schedule of Assets Held for Investment
  Purposes ...................................................... 11

Schedule 2 - Item 27d - Schedule of Reportable Transactions...... 12

Signatures ...................................................... 13

Independent Auditors' Consent.................................... Exhibit 23



Note: The following schedules, as required by Section 103(c)(5) of the Employees Retirement Income Securities Act, are not applicable:



          Item 27a  -  Schedule of Assets Held for Investment Purposes that were
                       Both Acquired and Disposed of Within The Plan Year,

          Item 27b  -  Schedule of Loans or Fixed Income Obligations,

          Item 27c  -  Schedule   of  Leases  in   Default  or   Classified   as
                       Uncollectible,

          Item 27e  -  Schedule of Non-Exempt Transactions.

KPMG Peat Marwick LLP
CityPlace II
Hartford, CT 06103-4103


                          Independent Auditors' Report
                          ----------------------------

The Board of Directors
Webster Bank:

We have audited the accompanying statements of net assets available for benefits of the Webster Bank Employee Investment Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Webster Bank Employee Investment Plan, as of December 31, 1996 and 1995, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG PEAT MARWICK LLP

Hartford, Connecticut
June 27, 1997

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                 Statements of Net Assets Available for Benefits
                           DECEMBER 31, 1996 AND 1995





                                                       1996             1995
                                                    -----------      -----------

ASSETS

         Investments (Cost basis of                 $12,651,042      $ 8,525,425
         $11,530,659 in 1996 and
         $6,963,101 in 1995)(Note 3)
         Loans to Participants                          321,714          160,978
         Receivables                                    166,927          115,606
         Cash                                             5,695              581
                                                    -----------      -----------

         Total Assets                               $13,145,378      $ 8,802,590
                                                    ===========      ===========



         Net Assets Available for
           Benefits                                 $13,145,378      $ 8,802,590
                                                    ===========      ===========







See accompanying notes to financial statements.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994



                                                1996          1995          1994
                                            -----------   -----------   -----------


ASSETS

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net Investment Income:
  Net Appreciation (Depreciation)in
    Fair Value of Investments               $ 1,320,242   $ 1,539,992   $  (509,273)
  Interest and Dividends                        345,517       324,867       400,996

Contributions:
  Participants                                2,856,883     1,058,216       897,642
  Employer                                      622,532       426,228       238,039
Transfer from Bristol Savings Bank Plan            --            --       2,938,437
                                            -----------   -----------   -----------

         Total Additions                      5,145,174     3,349,303     3,965,841
                                            -----------   -----------   -----------


DEDUCTIONS

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

 Benefits Paid to Participants                  781,825     1,169,056       612,217
 Miscellaneous Expenses                          20,561         1,200           425
                                            -----------   -----------   -----------

         Total Deductions                       802,386     1,170,256       612,642
                                            -----------   -----------   -----------

         Net Increase                         4,342,788     2,179,047     3,353,199


NET ASSETS AVAILABLE FOR BENEFITS:

  Beginning of Year                           8,802,590     6,623,543     3,270,344
                                            -----------   -----------   -----------

  End of Year                               $13,145,378   $ 8,802,590   $ 6,623,543
                                            ===========   ===========   ===========


See accompanying notes to financial statements.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1996, 1995 AND 1994


1.       DESCRIPTION OF THE PLAN
         -----------------------

         The following brief description of the Webster Bank Employee Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the full Plan document for a more complete description of the Plan's provisions.

         (a)      General
                  -------

         The Plan is a qualified profit-sharing plan under Section 401(k)of the Internal Revenue Code of 1986 that covers all Webster Bank (the "Bank") employees who have attained age 21 and have completed one year of service(at least 1,000 hours of service). The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as amended. Webster Financial Corporation,("Webster"), through its subsidiary, Webster Bank, delivers financial services to individuals, families and businesses throughout Connecticut. The Bank is organized along three business lines- consumer, business and mortgage banking, supported by centralized administration and operations. The Corporation has grown significantly in recent years, primarily through a series of acquisitions which have expanded and strengthened its franchise in Connecticut. The Bank was founded in 1935 and converted from a federal mutual to a federal stock institution in 1986.

         The Plan was initially adopted by the Board of Directors of the Bank's predecessor, First Federal Bank, effective as of October 1, 1984. Subsequent to this date, the Plan was amended on various dates due to certain legislative and regulatory changes, employer name change, plan merger, plan name change and for various acquisitions. On March 3, 1994, Webster, the parent of First Federal Bank, acquired Bristol Savings Bank. Effective May 1, 1994, the Bristol Savings Bank Employee Investment Plan was merged with the First Federal Bank Employee Investment Plan with the latter being the surviving Plan. On November 1, 1995, Bristol Savings Bank was converted from a state to a federal charter under the new name of Webster Bank, at which time First Federal Bank was merged into the renamed Webster Bank. The First Federal Bank Employee Investment Plan was concurrently renamed the Webster Bank Employee Investment Plan.

         On January 2, 1996, the Plan's record keeper was changed from CPI Qualified Plan Consultants, Incorporated to Benefit Concepts Incorporated.

         The Plan year is the calendar year and participation in the Plan is completely voluntary.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN


                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1996, 1995 AND 1994

         (b)      Contributions
                  -------------

         Employees who are members of the Plan, may make contributions of 1% through 10% of their pay on a before tax basis. Total salary deferrals are limited to $9,500 for 1996 and $9,240 for the 1995 and 1994 calendar years. The Employer contributes a matching contribution to the Plan equal to 50% of the first 6% of a participant's salary deferral contribution. The Bank may also make a discretionary contribution to the Plan on behalf of employee participants. The investment alternatives available under the Plan for the 1996 plan year are summarized below:

         AIM Constellation Fund:                              This fund invests in common stocks
                                                              with emphasis on medium-sized and
                                                              smaller emerging growth companies.


         American New Perspective Fund:                       This fund invests primarily in the
                                                              common stocks of companies based around
                                                              the world.


         Fidelity Advisor Growth                              This fund invests in common stocks of
          Opportunities Fund:                                 smaller to medium sized companies.  The
                                                              fund may also invest in debt securities
                                                              and cyclicals.


         Webster Financial Corporation                        This fund invests 100% in the common
          Common Stock:                                       stock of Webster.


         American Bond Fund of America:                       This fund invests in diversified bond
                                                              fixed income securities.


         American Fundamental Investors                       This fund invests primarily in
          Fund:                                               diversified common stocks.


         Paine Webber Stable Value                            This fund invests in units of the GIC
          Fund:                                               portfolio under the Paine Webber Trust
                                                              Company pooled trust.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1996, 1995 AND 1994



         (c)      Vesting
                  -------

         All amounts contributed to the 401(k) Plan are fully vested and non-forfeitable at all times.


         (d)  Payment of Benefits
              -------------------

         Under the Plan, a participant's "normal retirement date" is the date age 65 is attained. Payment of a participants's account balance begins not later than 60 days following the end of the Plan year during which retirement occurs. Payment options available under the Plan are: Single Lump Sum; Lump Sum/Installment; Installment; Joint and Survivor Annuity; Life Annuity and Life Annuity with Term Certain Guaranteed. If a participant's employment with the Bank terminates before normal retirement date, the participant is always 100% vested for their account balance. In the event of death, while a participant is actively employed, the account balance will be paid to the designated beneficiary or beneficiaries. In the event of total and permanent disability, a participant will receive payment of their account balance as if retirement had occurred.


         (e) Loans
             -----

         Employees have the ability to borrow up to 50% of their account balances, not to exceed $50,000. Interest is repaid to their account at prevailing interest rates.


         (f) Rollovers
             ---------

         Under the Plan, transfers from other tax-qualified retirement plans are permitted. Rollovers must be deposited to the Plan trust fund within 60 days of receipt. All rollovers will be invested and distributed in accordance with the rules of the Plan.


         (g) Hardship Withdrawals
             --------------------

         Hardship withdrawals are permitted under the Plan for specific reasons when the participant has met conditions required by the Plan.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1996, 1995 AND 1994



2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         ------------------------------------------

         The following are the significant  accounting  policies followed by the
Plan:

         (a)      Basis of Accounting
                  -------------------

         The accompanying financial statements of the Plan are prepared in accordance with the accrual basis of accounting.

         (b)   Purchases and Sales Transactions
               --------------------------------

         Transactions are recorded on a trade-date basis.

         (c)      Valuation of Assets
                  -------------------

         Investments are stated at current market values, quoted market values are used to value investments. Loans to participants are stated at amortized cost, which approximates their market values.

         (d)      Use of Estimate
                  ---------------

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         (e)      Administrative Expenses
                  -----------------------

          Trustee's fees and other administrative expenses of the Plan are paid by the Bank. Fees for 1996, 1995 and 1994 Plan years were: $63,971, $52,610 and $26,023, respectively.


3.       INVESTMENTS
         -----------

         The Plan's assets are invested in mutual funds and Webster common stock through the Plan's investment advisor, Paine Webber and record keeper, Benefit Concepts Incorporated. The Plan is sponsored and administered by the Bank. Plan participants have the ability to direct their account balances to several Paine Webber selected mutual funds or Webster common stock. The Paine Webber funds include the: AIM Constellation Fund, American New Perspective Fund, Fidelity Advisor Growth Opportunities Fund, American Fundamental Investors Fund, American Bond Fund of America, and Paine Webber Stable Value Fund. The following Merrill Lynch investment fund options available under the Plan for the 1995 year were not options under the Plan for the 1996 year: Ready Asset Fund, Corporate Bond Fund, Federal Securities Trust Fund, Basic Value Fund and Retirement System Group, Inc. The AIM Money Market account holds cash which is designated primarily for the purchase of Webster common stock until the purchase is made. Single and series of transactions that in aggregate are in excess of 5% of the fair value of the Plan's 1996 beginning balance for net assets available for benefits are presented in Item 27d.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1996, 1995 AND 1994



         The fair value of individual investments that represent 5% or more of Plan's net assets available for benefits at December 31, 1996 and 1995 is as follows:


                                                         1996             1995
                                                     ----------       ----------

AIM Constellation Fund                               $  811,611      $        -


Fidelity Growth Opportunities Fund                      777,003               -


American Fundamental Investor Fund                    3,305,939               -


American Bond Fund of America                         1,801,473               -


Webster Financial
Corporation Common Stock                              3,814,246        2,561,315


Paine Webber Stable Value Fund                        1,672,184               -


Basic Value Fund                                              -        2,798,030


Ready Asset Fund                                              -        1,480,886


Corporate Bond Fund                                           -        1,078,752


Federal Securities
Trust Fund                                                    -          603,192



Activity in the investments during 1996 and 1995 was as follows:

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995

                                             AMERICAN          FIDELITY         AMERICAN                      WEBSTER       PAINE
                               AIM             NEW              ADVISOR       FUNDAMENTAL      AMERICAN      FINANCIAL     WEBBER
                           CONSTELLATION    PERSPECTIVE      GROWTH OPPOR.      INVESTOR      BOND FUND     CORPORATION    STABLE
1996 FUND ACTIVITY             FUND            FUND              FUND             FUND        OF AMERICA      STOCK      VALUE FUND
-----------------------    -------------   ------------      ------------     -----------    -----------    ---------   -----------
Balance at Beg. Year        $        -        $      -          $      -        $        -     $        -   $2,561,315    $       -
Interest & Dividends                 -           7,309            11,282            51,354        123,492       64,309       86,723
Expenses                           (86)            (59)              (59)             (403)          (256)        (189)        (239)
Contributions                  660,878         436,802           620,661           616,858        289,124            -      242,509
Gains and (Losses), Net         23,042          33,531            72,094           540,197        (17,252)     661,669            -
Benefits Paid to
 Participants                  (84,323)        (46,430)          (28,282)         (387,127)      (211,081)    (149,079)    (121,588)
Transfers, Net                 212,100          37,433           101,307         2,485,060      1,617,446      676,221    1,464,779
                              --------        --------          --------        ----------      ---------     --------   ----------

Balance at 12/31/96           $811,611        $468,586          $777,003        $3,305,939     $1,801,473   $3,814,246   $1,672,184
                               =======         =======           =======         =========      =========    =========    =========

                                         Corporate     Federal      Basic     Retirement
 1996 Fund Activity         Ready          Bond       Securities    Value       Systems
    (continued)          Asset Fund *      Fund *       Trust *     Fund *    Group Inc.*
-------------------      ------------   ----------    ----------  ----------  -----------
Balance at Beg. Year     $ 1,480,886   $ 1,078,752   $  603,192   $2,798,030    $ 3,250
Interest & Dividends               -             -            -            -          -
Expenses                           -             -            -            -          -
Contributions                      -             -            -            -          -
Gains and (Losses), Net            -       (10,934)        (617)     (45,935)       453
Benefits Paid to
 Participants                      -             -            -            -          -
Transfers, Net            (1,480,886)   (1,067,818)    (602,575)  (2,752,095)    (3,703)
                        -------------  ------------  ------------ -----------   -------
Balance at 12/31/96      $         0   $         0   $        0   $        0    $     0
                        =============  ============  ==========   ==========    =======


 1996 Fund Activity        Total        Loan           Webster
    (continued)         Investments     Fund          Liquidity        Total
-------------------     -----------   --------        ---------      -------

Balance at Beg. Year    $8,525,425     $160,978      $     581      $8,686,984
Interest & Dividends       344,469            -          1,048         345,517
Expenses                    (1,291)     (19,261)            (9)        (20,561)
Contributions            2,866,832      (67,995)       629,257       3,428,094
Gains and (Losses), Net  1,256,248            -         63,994       1,320,242
Benefits Paid to
 Participants           (1,027,910)     247,992         (1,907)       (781,825)
Transfers, Net             687,269            -       (687,269)              -
                        ----------    ---------       --------      ----------
Balance at 12/31/96    $12,651,042    $321,714       $   5,695     $12,978,451
                        ==========    =========      =========      ==========

* Reflects the transfer of 12/31/95 Merrill Lynch fund balances to Paine Webber investment funds in January 1996.

                                                                                Webster
                                                                               Financial
                                         Corporate    Federal      Basic      Corporation    Retirement
                              Ready        Bond     Securities     Value        Common         System          Total        Loan
  1995 Fund Activity       Asset Fund      Fund        Trust       Fund         Stock          Grp Stk      Investments     Fund
-----------------------   ------------   ---------   ---------   ---------    ----------       -------      -----------   --------
Balance at Beg. Year       $1,469,074    $878,659   $456,141    $2,038,717   $1,467,950        $3,753      $6,314,294    $158,371
Interest & Dividends           79,328      59,905     32,350       101,665       52,922             -         326,170      (1,656)
Expenses                         (925)          -        (50)         (225)           -             -          (1,200)          -
Contributions                 254,862     233,375    159,435       597,444          547             -       1,245,663        (156)
Gains and (Losses), Net             -     105,001     37,412       531,401      866,168            10       1,539,992           -
Benefits Paid to
 Participants                (303,604)   (168,600)   (67,602)     (487,304)    (116,846)         (513)     (1,144,469)    (24,321)
Transfers, Net                (17,849)    (29,588)   (14,494)       16,332      290,574             -         244,975      28,740
                            ---------   ---------  ---------     ---------    ---------        ------       ---------    --------

Balance at 12/31/95        $1,480,886  $1,078,752   $603,192    $2,798,030   $2,561,315        $3,250      $8,525,425    $160,978
                            =========   =========    =======     =========    =========         =====       =========     =======

                                        Webster
  1995 Fund Activity                  Liquidity    Total
-----------------------               ---------    ------

Balance at Beg. Year                    $1,025  $6,473,690
Interest & Dividends                       353     324,867
Expenses                                     -      (1,200)
Contributions                          273,184   1,518,691
Gains and (Losses), Net                      -   1,539,992
Benefits Paid to
 Participants                             (266) (1,169,056)
Transfers, Net                        (273,715)          -
                                      --------   ---------

Balance at 12/31/95                   $    581  $8,686,984
                                      ========   =========

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN


                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1996, 1995 AND 1994



4.       PLAN TERMINATION
         ----------------

         Although the Bank has not expressed any intent to terminate the Plan Agreement, it has the right to do so at any time. The rights of all employees to benefits accrued under the Plan as of the date of such termination, partial termination or discontinuation of contribution are fully vested and will be nonforfeitable. After providing for the expenses of the Plan, the remaining assets of the Plan will be allocated by the Human Resources Committee appointed by the Board of Directors.

5.       TAX STATUS
         ----------

          The Internal Revenue Service has determined and informed the Bank by a letter dated June 5, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Accordingly, no provision for income taxes has been made in the accompanying financial statements. It is the opinion of the Plan administrator, that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.       SUBSEQUENT EVENT
         ----------------

         On January 31, 1997, Webster, the holding company and parent of the Bank, acquired D.S. Bancor, Inc. and its subsidiary, Derby Savings Bank. The Plan was amended effective January 31, 1997 to add provisions for the former members of the Derby Savings Bank Thrift Plan. Effective April 1, 1997, the Derby Savings Bank Thrift Plan was merged into the Webster Bank Employee Investment Plan. All service with Derby prior to the acquisition date shall constitute service rendered for purposes of meeting eligibility requirements and for participation under the Webster Bank Employee Investment Plan.

                                   Schedule 1
                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN
       ITEM 27a (Part I)- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1996





                                                 Number of                                               Current
Identity of Issue                               Shares Held                                   Cost        Value
-----------------                               -----------                                   ----        -----

AIM Constellation Fund                      32,130.284 shares; net asset
                                            value per share $25.26                         $815,161      $811,611

American New Perspective                    25,789.014 shares; net asset
 Fund                                       value per share $18.17                          451,791       468,586


Fidelity Advisors Growth                    22,011.406 shares; net asset
 Opportunities Fund                         value per share $35.30                          736,521       777,003


American Fundamental                        134,716.332 shares; net asset
 Investor Fund                              value per share $24.54                        3,034,428     3,305,939



American Bond Fund                          131,016.195 shares; net asset                 1,813,905     1,801,473
 of America                                 value per share $13.75


Webster Financial Corporation               103,789.000 shares; net asset
 Common Stock*                              value per share $36.75                        3,084,545     3,814,246


Paine Webber Stable Value                   149,649.513 shares; net asset
 Fund                                       value per share $11.174                       1,594,308     1,672,184
                                                                                          ---------    ----------


Total Investments                                                                       $11,530,659    $12,651,042
                                                                                         ==========    ==========


Loans to Participants*                                                                    $ 321,714     $ 321,714
                                                                                           ========      ========


*Indicates party-in-interest to the Plan.

                                   Schedule 2
                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                DECEMBER 31, 1996

                                                                                                  Current
                                                                                                 Value of
                                                                                                 Assets on        Net
                                    Number of            Purchase          Sales      Cost of   Transaction      Gain
Identity of Issue                 Transactions            Price            Price       Assets      Date         (Loss)
-----------------                 ------------           --------          -----      -------   -----------     ------

*Single Transactions:


  Basic Value Fund                           1        $          -      $2,752,096   $2,798,031  $2,752,096   $ (45,935)

  Ready Asset Fund                           1                   -       1,480,886    1,480,886   1,480,886           -

  Corporate Bond Fund                        1                   -       1,067,818    1,078,752   1,067,818     (10,934)

  Federal Securities
   Trust Fund                                1                   -         602,575      603,192     602,575        (617)


Series of Transactions:

  AIM Constellation Fund                   156           $ 890,733      $        -   $  890,733   $ 890,733   $      -
                                            81                   -         102,164      103,508     102,164     (1,344)


  American New Perspective                 131             486,442               -      486,442     486,442          -
   Fund                                     66                   -          62,400       62,176      62,400        224


  Fidelity Advisors Growth                 152             731,237               -      731,237     731,237          -
   Opportunities Fund                       70                   -          37,610       36,592      37,610      1,018


  American Fundamental                     112           3,413,475               -    3,413,475   3,413,475          -
   Investor Fund                           122                   -         699,087      660,516     699,087     38,571

  American Bond Fund                        88           1,978,424               -    1,978,424   1,978,424          -
   of America                              105                   -         283,191      290,438     283,191     (7,247)


  Webster Financial                         28             705,246               -      705,246     705,246          -
   Corporation Common Stock                 48                   -         177,598      181,353     177,598     (3,755)

  Paine Webber Stable                       97           1,764,256               -    1,764,256   1,764,256          -
   Stable Value Fund                        81                   -         178,795      173,939     178,795      4,856

* Reflects the transfer of Merrill Lynch funds to Paine Webber funds during January 1996 month.

     Lease rental and expenses incurred with transactions were not applicable during the 1996 Plan year.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                             WEBSTER BANK
                                             EMPLOYEE INVESTMENT PLAN





Date:        June 27, 1997                   By:       /s/ James C. Smith
         ------------------------                     -------------------
                                                      James C. Smith
                                                      Executive Member of the
                                                      Retirement Plan Committee




Date:        June 27, 1997                   By:       /s/ Renee P. Seefried
         -------------------------                    ----------------------
                                                      Renee P. Seefried
                                                      Member of the Retirement
                                                      Plan Committee

                                  Exhibit Index

Exhibit
Number                            Description
------                            -----------
  23                     Consent of KPMG Peat Marwick